Exhibit 10.2

HoldCo Stock Purchase Agreement

by and among

Omron Management Center of America, Inc.,

Scientific Technology Incorporated,

Scientific Technologies Incorporated,

the Shareholders,

and

Joseph J. Lazzara, as Shareholders' Representative

April 24, 2006

TABLE OF CONTENTS

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	List of Shareholders of HoldCo
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Non-Competition and Non-Solicitation Agreement
Exhibit D	Form of Shareholder Release

HOLDCO STOCK PURCHASE AGREEMENT

THIS HOLDCO STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of April 24, 2006 by and among Omron Management Center of America, Inc., a Delaware corporation ("Purchaser"), Scientific Technology Incorporated, a California corporation ("HoldCo"), Scientific Technologies Incorporated, an Oregon corporation ("Company"), all of the shareholders of HoldCo listed on Exhibit A hereto (together, the "Shareholders"), which Exhibit A includes the number of shares each Shareholder owns, and Joseph J. Lazzara, as the Shareholders' Representative.

RECITALS

A. HoldCo owns approximately 86% of the outstanding capital stock of the Company, and certain of the Shareholders are executive officers and members of the board of directors of the Company. The Company is organized into two products groups: Safety Products Group ("SPG") and Automation Products Group ("APG").

B. The Board of Directors of the Purchaser believes it is in the best interests of the Purchaser and its shareholders to acquire all of the issued and outstanding capital stock owned by the Shareholders upon the terms and subject to the conditions set forth herein (such transaction, the "Acquisition"), such that upon consummation of the Acquisition the Purchaser will own all of the issued and outstanding capital stock of HoldCo.

C. The Shareholders desire to sell all of the capital stock of HoldCo owned by them to the Purchaser, all upon the terms and subject to the conditions set forth herein.

D. As an inducement for the Purchaser to consummate the Acquisition, HoldCo, the Company and the Shareholders have agreed to make certain representations, warranties, covenants and other agreements in connection with the Acquisition, all as set forth herein.

E. A portion of the cash otherwise payable by Purchaser in connection with the purchase and sale of capital stock of HoldCo will be placed in escrow by Purchaser, the release of which amount will be contingent upon certain events and conditions, all as more fully set forth in Article 7 hereof.

F. Immediately prior to the Acquisition, the Company will sell and transfer to APG Buyer all of its right, title and interest in the shares of capital stock of Sub I, Sub II, and Sub III and any other Non-SPG Assets, and APG Buyer shall assume all Assumed Liabilities, pursuant to that certain APG Stock and Asset Purchase Agreement (the "AP Purchase Agreement") by and among the Company, HoldCo and APG Buyer dated as of the date hereof (the "AP Asset Purchase"). (All defined terms in this Recital F which are not defined herein shall have the meanings ascribed to them in the AP Purchase Agreement.)

G. Instantaneously following the Acquisition, HoldCo will merge with and into the Company (the "Merger") pursuant to that certain Agreement and Plan of Merger by and among Purchaser, HoldCo and the Company dated as of the dated hereof (the "Merger Agreement").

AGREEMENT

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
PURCHASE AND SALE OF COMPANY CAPITAL STOCK

Section 1.1. Purchase and Sale .  At the Closing (as defined in Section 1.3 hereof), and upon the terms and subject to the conditions of this Agreement, the Purchaser shall purchase from the Shareholders, and the Shareholders shall sell, convey, transfer, assign and deliver to the Purchaser, free and clear of all liens, encumbrances or other defects of title, all of the issued and outstanding shares of capital stock of HoldCo now beneficially owned or held of record by the Shareholders at the Closing, including all property or rights issued by HoldCo with respect to such Shares (the "Shares"). The name, address and taxpayer identification number of each Shareholder, the number and description of such Shares being sold by such Shareholder pursuant hereto, and the consideration payable in connection with the Acquisition to each Shareholder are set forth on Schedule 2.3(a) hereto.

Section 1.2.  Consideration .  Each Shareholder shall be allocated an amount equal to the respective amount set forth in the column entitled "Purchase Price" opposite such Shareholder's name on Section 2.3(a) of the Disclosure Letter, the total of which amounts shall equal the Derived Amount (as defined below) in cash, which amounts include the Escrow Amount. Such respective amount for each Shareholder is referred to herein as the "Purchase Price." The "Derived Amount" shall mean the product of the Per Share Amount (as defined in the Merger Agreement) times the number of shares of Common Stock of the Company owned by Holdco.

Section 1.3.  Closing .

  The closing of the Acquisition (the "Closing") will take place instantaneously prior to the Merger at the offices of, Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at Closing), or at such other time, date and location as the parties hereto agree in writing. The date upon which the Closing actually occurs is herein referred to as the "Closing Date." "Business Day" shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California, are authorized or obligated by law or executive order to close.

  The Closing shall be contingent upon (i) the satisfaction of the closing conditions set forth in the Merger Agreement, unless any such closing conditions are waived, in writing, by the Purchaser, the Company and/or the Shareholder Representative, as applicable, (ii) the filing of the Agreement of Merger (as defined in Section 1.2 of the Merger Agreement), (iii) the closing of the AP Asset Purchase, unless waived by Purchaser, and (iv) the release of funds from the Exchange Agent equal to the aggregate Purchase Price, net of the Escrow Amount.

  At the Closing, the Shareholders shall deliver or cause to be delivered to the Purchaser the following:

    certificates representing the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

    receipts, duly executed by each Shareholder, for receipt of the Purchase Price payable to such Shareholder pursuant to Section 2.3(a) of the Disclosure Letter, less such Shareholder's Pro Rata Portion of the Escrow Amount (as such term is defined in Section 1.7));

    the Non-Competition and Non-Solicitation Agreement in substantially the form attached hereto as Exhibit C, duly executed by each of Anthony R. Lazzara, Joseph J. Lazzara, James A. Lazzara and James A. Ashford;

    the Shareholder Release in substantially the form attached hereto as Exhibit D, duly executed by each of Anthony R. Lazzara, Joseph J. Lazzara, James A. Lazzara and James A. Ashford; and

    all other documents, certificates, instruments or writings required to be delivered by the Shareholders on or prior to the Closing Date pursuant to this Agreement or as may be reasonably requested by Purchaser in order to consummate the transactions contemplated by this Agreement.

  At the Closing, the Purchaser shall deliver or cause to be delivered to each Shareholder the following:

    the Purchase Price due to such Shareholder pursuant to Section 2.3(a) of the Disclosure Letter, less such Shareholder's Pro Rata Portion of the Escrow Amount;

    the Escrow Agreement attached as Exhibit B hereto (the "Escrow Agreement"), duly executed by Purchaser; and

    such other documents, certificates or writings required to be delivered by the Purchaser on or prior to the Closing Date pursuant to this Agreement or as may be reasonably requested by the Shareholders' Representative in order to consummate the transactions contemplated by this Agreement.

  At the Closing, the Shareholders' Representative shall deliver to the Purchaser the Escrow Agreement, duly executed by the Shareholders' Representative (as defined in Section 7.5).

  At the Closing, the Purchaser shall deliver to Union Bank of California (the "Escrow Agent"), in accordance with the Escrow Agreement, an aggregate of US$10,158,800, comprised of (1) US$5,658,800 (the "General Escrow Amount"), (2) US$2,500,000 (the "IP Escrow Amount"), and (3) US$2,000,000 (the "Environmental Escrow Amount"), by wire transfer in immediately available funds to the account designated therefor in the Escrow Agreement. The General Escrow Amount (including the Tax Escrow Amount), IP Escrow Amount and Environmental Escrow Amount, collectively, are sometimes referred to herein as the "Escrow Amount."

Section 1.4.  No Further Ownership Rights in Shares .  All cash paid in respect of the surrender for exchange of the Shares in accordance with the terms hereof shall be deemed to be full satisfaction of all of the Shareholders' rights pertaining to such Shares.

Section 1.5.  Lost, Stolen or Destroyed Certificates .  In the event any certificates evidencing any of the Shares shall have been lost, stolen or destroyed, the Purchaser shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount in cash, if any, as may be required pursuant to Section 1.2 hereof; provided, however, that the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may direct against any claim that may be made against the Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

Section 1.6.  Taking of Necessary Action; Further Action .  If, at any time after the Closing Date, any further action is necessary, desirable or reasonably requested by any party to carry out the purposes of this Agreement and to ensure that HoldCo retains full right, title and possession to all of its assets, property, rights, privileges, powers and franchises, the Purchaser, the Shareholders and the officers and directors of HoldCo are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

Section 1.7  Escrow .  At the Closing, the Shareholders' Representative and Purchaser shall enter into the Escrow Agreement with the Escrow Agent. Pursuant to the terms of the Escrow Agreement, Purchaser shall deposit the Escrow Amount in an account to be managed and paid out by the Escrow Agent in accordance with the terms of the Escrow Agreement. Section 1.7 of the Disclosure Letter sets forth, for each Shareholder, the fraction of the Escrow Amount that reflects such Shareholder's pro rata portion ("Pro Rata Portion").

ARTICLE 2
REPRESENTATIONS AND WARRANTIES
OF HOLDCO AND THE SHAREHOLDERS

HoldCo and each of the Shareholders hereby jointly and severally represents and warrants to the Purchaser, subject to such exceptions as are specifically disclosed in the disclosure letter (referencing the appropriate section and paragraph numbers of this Agreement) supplied by HoldCo and the Shareholders to the Purchaser (the "Disclosure Letter") and dated as of the date hereof, on and at the date hereof, as follows:

Section 2.1.  Organization of HoldCo .  HoldCo is a corporation duly organized, validly existing and in good standing under the laws of the State of California. HoldCo has the corporate power to own its properties and to carry on its business as now being conducted. HoldCo is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business, except where the failure to be so qualified or licensed would not have, individually or in the aggregate, a material adverse effect on HoldCo and its subsidiaries. Section 2.1 of the Disclosure Letter lists the directors and officers of HoldCo. HoldCo has delivered a true and correct copy of its Articles of Incorporation and Bylaws, each as amended to date, (together, the "Charter Documents") to the Purchaser, and each of the Charter Documents is in full force and effect. HoldCo is not in violation of any provision of the Charter Documents.

Section 2.2.  Subsidiaries .  Section 2.2 of the Disclosure Letter sets forth each subsidiary of HoldCo. HoldCo is the owner of all the outstanding shares of capital stock of, or other equity or voting interests in, each such subsidiary and all such shares have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all liens and encumbrances, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the subsidiaries of HoldCo, HoldCo does not own any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other person, except for passive investments of less than 1% in the equity interests of public companies as part of HoldCo's cash management program.

Section 2.3.  HoldCo Capital Structure .  The authorized capital stock of HoldCo consists of 25,000,000 authorized shares of common stock, no par value per share, of which 3,200,000 shares are issued and outstanding as of the date hereof (the "HoldCo Common Stock"); 1,000,000 authorized shares of Class A Preferred Stock, no par value per share, none of which are issued or outstanding; and 1,000,000 authorized shares of Class B Preferred Stock, no par value per share, none of which are issued or outstanding. HoldCo Common Stock is held by the persons, with the domicile addresses and in the amounts set forth in Section 2.3(a) of the Disclosure Letter. All outstanding shares of HoldCo Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Articles of Incorporation or the Bylaws of HoldCo, or any agreement to which HoldCo is a party or by which it is bound, and have been issued in compliance with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of HoldCo Common Stock. Other than HoldCo Common Stock, HoldCo has no other capital stock authorized, issued or outstanding.

  HoldCo has never adopted or maintained any stock option plan or other plan providing for equity compensation of any person. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which HoldCo is a party or by which it is bound obligating HoldCo to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of HoldCo or obligating HoldCo to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to HoldCo. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of HoldCo.

  Upon completion of the Acquisition, the Purchaser will own one hundred percent (100%) of the issued and outstanding capital stock of HoldCo, free and clear of all liens and encumbrances.

Section 2.4.  Authority .  HoldCo has all requisite power and authority to enter into this Agreement and any Related Agreements (as hereinafter defined) to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which HoldCo is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of HoldCo, and no further action is required on the part of HoldCo to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and any Related Agreements to which HoldCo is a party have been duly executed and delivered by HoldCo, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligation of HoldCo, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies. The "Related Agreements" shall mean all ancillary agreements required in this Agreement to be executed and delivered in connection with the transactions contemplated hereby, including, without limitation, the APG Stock Purchase Agreement, Escrow Agreement, and the Merger Agreement.

Section 2.5.  No Conflict .  Except as set forth in Section 2.5 of the Disclosure Letter, the execution and delivery by HoldCo of this Agreement and any Related Agreement to which HoldCo is a party and the consummation of the transactions contemplated hereby and thereby will not (a) conflict with any provision of the Articles of Incorporation, Bylaws or charter documents of HoldCo, (b) result in any violation or breach of or default under (with or without notice or lapse of time, or both) any mortgage, indenture, lease, contract, covenant or other agreement, instrument or commitment, permit, concession, franchise or license (each a "Contract" and, collectively, the "Contracts") to which HoldCo or any of its properties or assets (whether tangible or intangible) is subject, (c) give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Contract, or (d) result in any violation of any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to HoldCo or any of its properties (whether tangible or intangible) or assets (any such event described in (a), (b), (c), or (d), a "Conflict").

Section 2.6.  Consents .  No consent, waiver, approval, order or authorization of, or registration, declaration, notice or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission ("Governmental Entity") or any third party, including a party to any agreement with HoldCo or any Shareholder (so as not to trigger any Conflict), is required by or with respect to HoldCo or the Shareholders in connection with the execution and delivery of this Agreement and any Related Agreement to which HoldCo or a Shareholder is a party or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable securities laws thereby or made or obtained at or prior to Closing.

Section 2.7.  Company Financial Statements .  Section 2.7 of the Disclosure Letter sets forth HoldCo's unaudited balance sheet as of December 31, 2003, 2004 and 2005 and the related unaudited statements of operations and cash flows for the years then ended (the "Year-End Financials"). For purposes of this Agreement, "Current Balance Sheet" shall mean HoldCo's unaudited balance sheet as of December 31, 2005. The Year-End Financials are correct in all material respects and have been prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated, except that the Year-End Financials do not contain footnotes. The Year-End Financials present fairly in all material respects the financial condition, revenues and expenses of HoldCo as of the dates and during the periods indicated therein. The Current Balance Sheet presents fairly in all material respects the financial condition of HoldCo as of December 31, 2005 (the "Current Balance Sheet Date").

Section 2.8.  No Undisclosed Liabilities .  Except as set forth in Section 2.8 of the Disclosure Letter, HoldCo has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), which individually or in the aggregate (a) has not been reflected in or reserved against in the Current Balance Sheet, or (b) has not arisen in the ordinary course of business consistent with past practices since the Current Balance Sheet Date, in either case which amounts do not exceed US$25,000 in the aggregate.

Section 2.9.  Tax Matters .

  Definition of Taxes. For the purposes of this Agreement, "Tax" or, collectively, "Taxes," means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions.

  Tax Returns and Audits.

    HoldCo as of the Closing will have prepared and timely filed all material federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes that it is obligated to file and such Returns are true and correct in all material respects.

    HoldCo as of the Closing will have paid all Taxes it is required to pay and will have withheld or paid with respect to its employees (and timely paid over any withheld amounts to the appropriate taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

    HoldCo has not been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against HoldCo, nor has HoldCo executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

    No audit or other examination of any Return of HoldCo is presently in progress, nor has HoldCo been notified in writing of any request for such an audit or other examination. There is no waiver of any statute of limitations for Taxes that is currently in effect.

    HoldCo has no liabilities for unpaid Taxes as of the Current Balance Sheet Date which have not been accrued or reserved against in accordance with GAAP on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise, and HoldCo has not incurred any liability for Taxes since the Current Balance Sheet Date other than in the ordinary course of business.

    HoldCo has made available to the Purchaser or its legal counsel copies of all Tax Returns for HoldCo filed for all periods since its inception.

    There are (and immediately following the Closing there will be) no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, "Liens") on the assets of HoldCo relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

    Neither HoldCo nor any Shareholder has knowledge of any basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the assets of HoldCo.

    None of HoldCo's assets is treated as "tax-exempt use property," within the meaning of Section 168(h) of the Code.

    HoldCo has not constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

    HoldCo is not, and has not been at any time, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

    No adjustment relating to any Return filed by HoldCo has been proposed in writing by any tax authority to HoldCo or any representative thereof.

    HoldCo has not engaged in a transaction that is the same as or substantially similar to one of the types of transactions the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Reg. 1.6011-4(b)(2).

  Executive Compensation Tax. There is no contract, agreement, plan or arrangement to which HoldCo is a party as of the dates hereof, including but not limited to the provisions of this Agreement, covering any employee or former employee of HoldCo, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

Section 2.10.  Restrictions on Business Activities .  There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which HoldCo is a party or otherwise binding upon HoldCo which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of HoldCo, any acquisition of property (tangible or intangible) by HoldCo or the conduct of business by HoldCo.

Section 2.11.  Agreements, Contracts and Commitments .

  Except as set forth in Section 2.11(a) of the Disclosure Letter, HoldCo is not a party to nor is it bound by any agreement, contract or commitment related to the Safety Products Group segment of the Company's business ("SPG") that is not terminable at will by HoldCo without penalty or that involves payment by or to HoldCo of US$50,000 or more in the aggregate.

  HoldCo is in compliance with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Contract related to SPG ("SPG Contract"), nor is HoldCo or any Shareholder aware of any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both. Each SPG Contract is in full force and effect and is not subject to any default thereunder by any party obligated to HoldCo pursuant thereto. HoldCo has obtained all necessary consents, waivers and approvals of parties to any SPG Contract as are required thereunder in connection with the Acquisition or Merger for such SPG Contracts to remain in effect without modification after the Closing. Following the Closing, HoldCo will be permitted to exercise all of HoldCo's rights under the SPG Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which HoldCo would otherwise be required to pay had the transactions contemplated by this Agreement not occurred. HoldCo has provided or made available to Purchaser copies of each SPG Contract.

Section 2.12.  Litigation .  There is no action, suit or proceeding of any nature pending, or, to HoldCo's or any Shareholder's knowledge, threatened, against HoldCo, or its properties or any of its officers or directors, nor, to the knowledge of HoldCo or any Shareholder, is there any reasonable basis therefor. There is no investigation pending or, to HoldCo's or any Shareholder's knowledge threatened, against HoldCo, or its properties or any of its officers or directors (nor, to the knowledge of HoldCo or any Shareholder, is there any reasonable basis therefor) by or before any Governmental Entity. No Governmental Entity has at any time challenged or questioned the legal right of HoldCo to conduct its operations as presently or previously conducted.

Section 2.13.  Books and Records .  The books of account, minute books, stock record books, and other records of HoldCo, all of which have been made available to Purchaser, are complete and correct and have been maintained in accordance with sound business practices. The minute books of HoldCo contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of HoldCo, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of HoldCo.

Section 2.14.  Brokers' and Finders' Fees; Third Party Expenses .  Except for fees payable to the Spartan Group LLC, pursuant to an engagement letter dated August 29, 2005, a copy of which has been provided to Purchaser, HoldCo has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreement or any transaction contemplated hereby.

Section 2.15. Insurance .  Section 2.16 of the Disclosure Letter lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of HoldCo. There is no claim by HoldCo or any employee, officer or director of HoldCo pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and HoldCo is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Neither HoldCo nor any Shareholder has knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

Section 2.16.  Compliance with Laws .  HoldCo has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any foreign, federal, state or local statute, law or regulation (including, without limitation, environmental laws and regulations).

Section 2.17.  Governmental Authorizations

. HoldCo has all of the Governmental Authorizations necessary to permit it to lawfully conduct and operate its businesses in the manner currently conducted and operate such business and to permit it to own and use its assets in the manner in which it currently owns and uses such assets. "Governmental Authorization" shall mean any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Entity or pursuant to any legal requirement.

Section 2.18.  Environmental Matters.

  HoldCo and its subsidiaries (including Company) are in compliance with all applicable Environmental Laws; and no material expenditures are or will be required in order to come into compliance with any Environmental Laws. "Environmental Laws" for purposes of this Agreement shall mean (a) any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, codes, common laws, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any Hazardous Materials into the environment; (b) laws relating to the control of any pollutant or the protection or restoration of the environment (including air, water and land) or natural resources; or (c) the generation, manufacture, processing, use, handling, treatment, storage, disposal, release, distribution and transportation of Hazardous Materials, including but not limited to the Clean Air Act, 42 U.S.C. 7401 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. 1251 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. 9601 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. 2701 et. seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. 1101 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1501 et seq., the Occupational Safety and Health Act, as amended, and their respective state counterparts, and the Safe Drinking Water and Toxic Enforcement Act (Proposition 65), Cal. Health & Safety Code 25249.5 et seq.

  Neither HoldCo, Company nor any of their subsidiaries have transported, stored, used, manufactured, disposed of, released, removed or exposed its employees or others to material quantities of Hazardous Materials or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any Environmental Law or in a manner which has caused or may reasonably be expected to cause damage, or liability to HoldCo, the Company or any of their subsidiaries for response costs under any Environmental Law, or any adverse health effect to any person. "Hazardous Materials" for purposes of this Agreement shall mean any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, means any pollutant, contaminant, hazardous or toxic substance or waste and any other substance or material classified as hazardous or toxic by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity and including, without limitation, asbestos and asbestos containing material, oil, petroleum, petroleum derived products, additives to petroleum or petroleum products, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, radioactive material, but excluding office and janitorial supplies properly and safely maintained.

  HoldCo, Company and their subsidiaries have not: (i) operated any underground storage tanks at any property that HoldCo, Company or any of their subsidiaries has at any time owned, operated, occupied or leased, or (ii) released any material quantity of any Hazardous Materials on, to, from or in the vicinity of any real property, including but not limited to real property currently or previously owned or used by HoldCo, the Company, their subsidiaries or any predecessor entity in the case of either (i) or (ii) in violation of any Environmental Law or in a manner which has caused or may reasonably be expected to cause damage or liability to HoldCo, the Company or any of their subsidiaries.

  HoldCo, Company and their subsidiaries currently hold all material permits (the "HoldCo Environmental Permits") necessary for the conduct of its Hazardous Material Activities and other businesses of HoldCo, Company and their subsidiaries as such activities and businesses are currently being conducted.

  No action, proceeding, revocation proceeding, amendment procedure, writ, injunction, order, penalty assessment, notice of violation, judgment or claim is pending, or to the knowledge of Shareholders, HoldCo, Company or any of their subsidiaries, threatened against HoldCo, Company or any of their subsidiaries concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity (collectively "Environmental Claims").

  HoldCo, Company and their subsidiaries have obtained all instruments of financial responsibility under Environmental Laws which are required in connection with their respective business and operations.

  HoldCo, the Company and its subsidiaries have made available true and complete copies of all material documents, reports, or analyses relating to the presence or absence of Hazardous Materials on, at, under or migrating from or onto any real property currently or previously owned or used by HoldCo, Company or their subsidiaries in connection with operation of their respective businesses.

  HoldCo, Company and their subsidiaries have not generated, arranged for disposal, transported or disposed of any Hazardous Material to any facility where there has been a release or threatened release of Hazardous Materials or any other condition which has caused or may reasonably be expected to cause damage, liability, response costs or expenses to be assigned to HoldCo, Company or their subsidiaries including but not limited to damage or liability under any Environmental Law.

  HoldCo, Company and their subsidiaries have not sold, placed into commerce or otherwise produced any product, good, material, supply or substance that is in violation of any Environmental Law in a manner that may reasonably be likely to result in material liability to HoldCo, Company or their subsidiaries.

Section 2.19.  Intellectual Property.

  Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

  "HoldCo Intellectual Property" means any and all Intellectual Property and Intellectual Property Rights that are owned by HoldCo or its subsidiaries.

  "HoldCo products" means all products and technologies that have been distributed, sold or licensed by or on behalf of HoldCo or any of its subsidiaries, other than those products identified on Schedule 2.19(a).

  "HoldCo Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, HoldCo or any of its subsidiaries.

  "Intellectual Property" means any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, net lists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

  "Intellectual Property Rights" means worldwide common law and statutory rights associated with (i) patents, patent applications and inventors' certificates, (ii) copyrights, copyright registrations and copyright applications, "moral" rights and mask work rights, (iii) the protection of trade and industrial secrets and confidential information ("Trade Secrets"), (iv) other proprietary rights relating to Intellectual Property, (v) trademarks, trade names and service marks, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

  "Open Source Materials" means computer software code that is subject to a license requiring, as a condition to use, modification or use of the software code, that the software code or other software code combined or distributed with it be (1) disclosed or distributed in Source Code form, (2) licensed for the purpose of making derivative works or (3) redistributable at no charge.

  "Registered Intellectual Property" means applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority.

  "Shrink-Wrapped Code" means generally commercially available object code where available for a cost of not more than U.S. $25,000 for a perpetual license for a single user or work station (or $75,000 in the aggregate for all users and work stations).

  "Source Code" means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

  Registered Intellectual Property; Proceedings. Schedule 2.19(b) (i) lists all HoldCo Registered Intellectual Property and (ii) lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) in which any of the HoldCo Registered Intellectual Property is involved.

  Registration. All necessary registration, maintenance and renewal fees in connection with such HoldCo Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such HoldCo Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such HoldCo Registered Intellectual Property.

  Further Actions. There are no actions that must be taken by HoldCo or any of its subsidiaries before July 31, 2006, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing HoldCo Registered Intellectual Property.

  Absence of Liens. Each item of HoldCo Intellectual Property (including all HoldCo Registered Intellectual Property), is free and clear of any Liens other than those set forth on Schedule 2.19(e). HoldCo is the exclusive owner of all HoldCo Intellectual Property.

  Intellectual Property Development. To the extent that any Intellectual Property used or that has been developed for use in the SPG has been developed or created independently or jointly by any person other than HoldCo or any of its subsidiaries for which HoldCo or any of its subsidiaries has, directly or indirectly, provided consideration for such development or creation, HoldCo or such Subsidiary, as the case may be, has obtained ownership of, and is the exclusive owner by operation of law or by valid assignment of, all such Intellectual Property.

  Licenses-In. Other than (i) Shrink-Wrapped Code, (ii) Open Source Materials as set forth in Schedule 2.19(p) and (iii) non-disclosure or confidentiality agreements, Schedule 2.19(g) lists all Contracts to which HoldCo or any of its subsidiaries is a party and under which HoldCo or any of its subsidiaries has been granted or provided any Intellectual Property or Intellectual Property Rights used or that has been developed for use in the SPG by a third party.

  Licenses-Out. Other than (i)  non- disclosure agreements and (ii) non-exclusive licenses, and related agreements (including software and maintenance and support agreements), of current HoldCo products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business), Schedule 2.19(h)(ii) lists all contracts, licenses and agreements related to the SPG to which HoldCo or any of its subsidiaries is a party and under which HoldCo or any of its subsidiaries has either generated more than $500,000 in revenue in a fiscal year in any of the last three fiscal years or has granted or provided any material HoldCo Intellectual Property or current HoldCo products to third parties.

  No Default/No Conflict. All Contracts relating to either (i) material HoldCo Intellectual Property, or (ii) Intellectual Property or Intellectual Property Rights of a third person licensed to HoldCo or any of its subsidiaries that is material to the SPG business of HoldCo and its subsidiaries are in full force and effect and enforceable in accordance with their terms. The consummation of the transactions contemplated by this Agreement will neither violate nor by their terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contracts that are individually or in the aggregate material. Each of the HoldCo and its subsidiaries is in material compliance with, and has not materially breached any term of any such Contracts and, to the knowledge of the Shareholders, all other parties to such Contracts are in compliance with, and have not materially breached any term of, such Contracts. Following the Closing Date, the Company will be permitted to exercise all of the HoldCo's and its subsidiaries' rights under such Contracts to the same extent the HoldCo and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the HoldCo or any of its subsidiaries would otherwise be required to pay.

  No Infringement. Other than the actions listed in the schedules hereto, the operation of the SPG business of HoldCo and its subsidiaries as it is currently conducted by HoldCo and its subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any HoldCo product does not infringe or misappropriate and will not infringe or misappropriate when conducted by Purchaser and/or Company in substantially the same manner following the Closing, any Intellectual Property Rights of any person, violate any material right of any person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction. No third party that has licensed Intellectual Property to the HoldCo or any of its subsidiaries has ownership rights or license rights to improvements or derivative works made by the HoldCo or any of its subsidiaries in such Intellectual Property that has been licensed to the HoldCo or any of its subsidiaries.

  Notice. Neither the HoldCo nor any of its subsidiaries has received written notice from any person claiming that any HoldCo product or HoldCo Intellectual Property infringes or misappropriates any Intellectual Property Rights of any person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor do the Shareholders have knowledge of any basis therefor).

  No Third Party Infringement. To the knowledge of the Shareholders, no person has or is infringing or misappropriating any HoldCo Intellectual Property.

  Transaction. Except pursuant to the terms of the AP Purchase Agreement or the Contracts listed in Schedule 2.19(m), neither this Agreement nor the transactions contemplated by this Agreement, including any assignment to Purchaser by operation of law as a result of the Merger of any contracts or agreements to which the HoldCo or any of its subsidiaries is a party, will result in: (i) Purchaser, any of its subsidiaries or the Company granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Purchaser, any of its subsidiaries or the Company, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Purchaser, any of its subsidiaries or the Company being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

  Confidentiality and Security. Each of the HoldCo and its subsidiaries has taken reasonable steps to protect confidentiality of the confidential information of HoldCo and any of its subsidiaries or provided by any other person to HoldCo or any of its subsidiaries.

  No Order. No HoldCo Intellectual Property or HoldCo product is subject to any proceeding or outstanding decree, order, judgment, settlement agreement, forbearance to sue, consent, stipulation or similar obligation that restricts in any manner the use, transfer or licensing thereof by the HoldCo or any of its subsidiaries or may affect the validity, use or enforceability of such HoldCo Intellectual Property or HoldCo product.

  Open Source Materials. Schedule 2.19(p) sets forth a list of all Open Source Materials that are included in, or provided or distributed with any current HoldCo product.

  Source Code. Neither the HoldCo, any of its subsidiaries, nor any other person acting on any of their behalf has disclosed, delivered or licensed to any person, agreed to disclose, deliver or license to any person, or permitted the disclosure or delivery to any escrow agent or other person of, any Source Code that is HoldCo Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the HoldCo, any of its subsidiaries or any person acting on their behalf to any person of any Source Code that is HoldCo Intellectual Property. Schedule 2.19(q) identifies each Contract pursuant to which the HoldCo has deposited, or is or may be required to deposit, with an escrow agent or any other person, any Source Code that is HoldCo Intellectual Property.

  Government Funding. No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the HoldCo Intellectual Property.

  Indemnification. Neither HoldCo nor any of its subsidiaries is party to or bound by any agreement of indemnification or any guaranty (other than any agreement unrelated to the SPG or agreement of indemnification that has been entered into in the ordinary course of business in connection with the sale, distribution or licensing of the HoldCo products).

  Limitations. Neither HoldCo nor any of its subsidiaries is party to or bound by any Contract containing any covenant (a) limiting in any respect the right of HoldCo or any of its subsidiaries to engage in any line of business, to make use of any material Intellectual Property or material Intellectual Property Rights (other than pursuant to the terms of Contracts set forth in Schedule 2.19(g)) or compete with any person in any material line of business or to compete with any person, (b) granting any exclusive distribution rights, or (c) providing "most favored nation" or other preferential pricing terms for current HoldCo products.

  Employee Agreements. All employees who have contributed to or participated in the conception and development of the HoldCo products (including software) on behalf of HoldCo or any subsidiaries either (1) have been party to an arrangement or agreement with HoldCo or the appropriate Subsidiary that has accorded HoldCo or the appropriate Subsidiary ownership of all tangible and intangible property thereby arising to the extent permitted by applicable law, or (2) have assigned to HoldCo or the appropriate Subsidiary ownership of all tangible and intangible property thereby arising to the extent permitted by applicable law.

Section 2.20.  Title to Properties

. HoldCo has good and valid title to all of its tangible and intangible properties and assets, real, personal and mixed (including but not limited to HoldCo's shares of capital stock of Company), free and clear of any Liens, except Liens for Taxes not yet due and payable, statutory Liens securing payments not yet due, and such minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto.

Section 2.21.  Absence of Certain Changes or Events

. Since the date of the Current Balance Sheet, there has not been any material adverse change in HoldCo's properties, assets, or financial condition, and, except for the transactions contemplated hereby, to the knowledge of Shareholders, no event has occurred or circumstance exists that may result in such a change.

Section 2.22.  Complete Copies of Materials .  HoldCo has delivered or made available true and complete copies of each document (or summaries of same) that has been requested by the Purchaser or its counsel.

Section 2.23.  Representations Complete .  None of the representations or warranties made by HoldCo or any Shareholder (as modified by the Disclosure Letter), nor any statement made in any Schedule or certificate furnished by HoldCo or any Shareholder pursuant to this Agreement contains or will contain at the Closing, any untrue statement of a material fact or to their knowledge omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 2A
FURTHER REPRESENTATIONS AND WARRANTIES
OF THE SHAREHOLDERS

Each Shareholder, severally but not jointly, further represents and warrants to the Purchaser, subject to such exceptions as are specifically disclosed in the Disclosure Letter, on and at the date hereof, as follows:

Section 2A.1.  Ownership of Shares . Such Shareholder is the sole record and beneficial owner of the Shares designated as being owned by such Shareholder opposite such Shareholder's name in Section 2.3(a) of the Disclosure Letter, and such Shares are to be sold pursuant to this Agreement. Except as set forth in Section 2A.1 of the Disclosure Letter, such Shares are not subject to any Liens or to any rights of first refusal of any kind, and such Shareholder has not granted any rights to purchase or gifted such Shares to any other person or entity. Such Shareholder has the sole right to transfer such Shares to the Purchaser. Such Shares constitute all of HoldCo Common Stock owned, beneficially or of record, by such Shareholder, and such Shareholder has no options, warrants or other rights to acquire HoldCo Common Stock. Upon the Closing, the Purchaser will receive good title to such Shares, subject to no Liens retained, granted or permitted by such Shareholder or HoldCo. Such Shareholder has not engaged in any sale or other transfer of any HoldCo Common Stock in contemplation of the Acquisition.

Section 2A.2.  Tax Matters . Such Shareholder has had an opportunity to review with its own tax advisors the tax consequences to such Shareholder of the Acquisition and the other transactions contemplated by this Agreement. Such Shareholder understands that it must rely solely on its advisors and not on any statements or representations by the Purchaser, HoldCo or any of their agents. Such Shareholder understands that it (and not the Purchaser or HoldCo) shall be responsible for its own tax liability that may arise as a result of the Acquisition or the other transactions contemplated by this Agreement.

Section 2A.3.  Absence of Claims by the Shareholders . Such Shareholder does not have any claim against HoldCo or the Company, contingent or unconditional, fixed or variable under any contract or on any other basis whatsoever, whether in equity or at law.

Section 2A.4.  Authority . Such Shareholder has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and any Related Agreements to which such Shareholder is a party have been duly executed and delivered by such Shareholder, and, assuming the due authorization, execution and delivery by Purchaser, constitute the valid and binding obligation of such Shareholder, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to each of the Shareholders, on and at the date hereof, as follows:

Section 3.1.  Organization, Standing and Power .  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would have a material adverse effect on the ability of the Purchaser to consummate the Acquisition and the other transactions contemplated hereby.

Section 3.2.  Authority .  The Purchaser has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and any Related Agreements to which it is a party has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Shareholders and HoldCo, constitute the valid and binding obligations of the Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

Section 3.3.  Capital Resources .  The Purchaser has sufficient capital resources to pay the Purchase Price.

Section 3.4.  No Conflict .  The execution and delivery of this Agreement and any Related Agreements to which it is a party does not, and the consummation of the transactions contemplated hereby and thereby will not, Conflict with (a) any provision of the Certificate of Incorporation or the Bylaws of the Purchaser, (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which the Purchaser or any of its respective properties or assets are subject, or (c) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or its properties or assets, except in the case of (b) and (c), where such Conflict will not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 3.5.  Consents .  No consent, waiver, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity, or any third party is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and any Related Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable securities laws, and such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

ARTICLE 4
CONDUCT PRIOR TO CLOSING

Section 4.1.  Shareholder Conduct .

  Transfer and Encumbrance. Each Shareholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the shares owned by such Shareholder, or any New Shares (as defined below) acquired by such Shareholder, or to discuss, negotiate, or make or enter into any offer, contract or agreement relating thereto, at any time prior to the Closing Date or termination of this Agreement (the "Expiration Date"); provided, however, that a Shareholder may transfer any or all of its, his or her Shares (i) to Shareholder's spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild, or to a trust or trusts for the exclusive benefit of Shareholder or those members of Shareholder's family specified in this Section 4.1(a)(i), or by devise or descent, or as a bona fide gift effected for tax planning purposes; provided, that, in all such cases, the transferee or other recipient executes a counterpart copy of this Agreement pursuant to Section 9.9 and transferor shall remain jointly and severally liable for the obligations of the Shareholders hereunder; or (ii) with the prior written consent of Purchaser.

  New Shares. Each Shareholder agrees that any shares that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

ARTICLE 5
ADDITIONAL AGREEMENTS

Section 5.1.  Confidentiality

.  Each of the parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby shall be governed by the terms of the Confidential Disclosure Agreement, dated December 21, 2005 (the "Non-Disclosure Agreement"), between the Company and the Purchaser; provided, however, that the Non-Disclosure Agreement shall terminate with respect to Purchaser's obligations to maintain the confidentiality of all Confidential Information (as defined in the Non-Disclosure Agreement) relating to HoldCo, the Company or their respective businesses upon Closing.

Section 5.2.  Expenses

.  Whether or not the Acquisition is consummated, all fees and expenses incurred in connection with the Acquisition, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby or thereby, shall be the obligation of the respective party incurring such fees and expenses; provided, however, that the fees and expenses, including, without limitation, Third Party Expenses, incurred by the Shareholders and HoldCo in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby or thereby shall be treated in the manner set forth in the Merger Agreement.

Section 5.3.  Public Disclosure

.  Unless otherwise required by law, regulatory authority or stock exchange regulation, no party to this Agreement may issue any statement or communication to the public or press regarding the transactions contemplated by this Agreement without the prior written consent of the Purchaser, in the case of statements or communications by HoldCo, the Company or the Shareholders, or the Company and the Shareholders' Representative, in the case of statements or communications by the Purchaser.

Section 5.4.  Reasonable Efforts

.  Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions within its control, and to do promptly, or cause to be done, all things within its control necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals that such party is responsible to obtain and to effect all necessary registrations and filings that such party is responsible to make and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that no party shall have an obligation to litigate in order to remove any impediment or delay to Closing.

Section 5.5.  Notification of Certain Matters .  Following the Closing, each of the Shareholders shall give prompt notice to the Purchaser of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to have caused any representation or warranty of HoldCo or any Shareholder, respectively, contained in this Agreement to have been untrue or inaccurate at the Closing, and (b) any failure of any Shareholder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder after the Closing; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect any remedies available to the party receiving such notice. No disclosure by the Shareholders pursuant to this Section 5.5, however, shall be deemed to amend or supplement the Disclosure Letter or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

Section 5.6.  Additional Documents and Further Assurances .  Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Closing and the transactions contemplated hereby.

Section 5.7.  HoldCo Cash and Liabilities .  Prior to the Closing, any HoldCo cash on hand, if any, shall be distributed to the Shareholders and all liabilities of HoldCo, if any, shall be satisfied in full.

Section 5.8.  Tax Matters .  After the Closing Date, Purchaser shall file or cause to be filed all Returns of HoldCo and each of its subsidiaries (including, without limitation, the Company); provided, however, that the Company shall file or cause to be filed (i) all such Returns for the period ended December 31, 2005 and (ii) all such Returns for the short period ending on the Closing Date. Any federal or state income tax, property or other material Return of HoldCo or any of its subsidiaries which is filed after the Closing Date and which pertains to a taxable period commencing prior to the Closing Date and ending on or after the Closing Date shall be (i) prepared in accordance with the past practices of Company and each of its subsidiaries and (ii) submitted (with copies of relevant work papers and other documentation then available) to Shareholders' Representative for approval (a) in the case of income and property tax Returns not less than forty-five (45) calendar days, and (b) in the case of sales, use or other material tax Returns not less than thirty (30) calendar days, prior to the due date for the filing of such Return, which approval shall not be unreasonably withheld. Any objection by Shareholders' Representative to such Return which the parties are unable to mutually resolve not less than fifteen (15) calendar days prior to the due date for the filing of such Return shall be resolved by an independent accountant, at the shared expense of the parties, in a manner consistent with the past practices of HoldCo and its subsidiaries.

ARTICLE 6
CONDITIONS TO CLOSING

Section 6.1.  Conditions to Obligations of Each Party to Effect the Acquisition .  The respective obligations of each Party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of the following conditions:

  No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or governmental or regulatory authority or other legal or regulatory restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

  No Prohibition. Neither the consummation nor the performance of the Acquisition will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Purchaser or HoldCo or any person affiliated with Purchaser or HoldCo to suffer any material adverse consequence under, any applicable law, regulation, rule, statute, requirement, order, decree, or judgment.

Section 6.2.  Additional Conditions to Obligations of Purchaser .  Purchaser's obligation to purchase the Shares and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, to the extent permitted by applicable law):

  Accuracy of Representations and Warranties. The representations and warranties of HoldCo and the Shareholders contained in Article 2 and Article 2A of this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not constitute a material adverse effect on the Company and HoldCo together at the Closing Date (it being understood that for all purposes of determining the accuracy of such representations and warranties, all references to the term "material adverse effect" and materiality qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded). Purchaser shall have received a certificate signed by each of the Shareholders and, on behalf of HoldCo, by the President of HoldCo, to the effect set forth in this Section 6.2.

  HoldCo's and Shareholders' Performance.

      All of the covenants and obligations that HoldCo and Shareholders are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects. Purchaser shall have received a certificate signed by each of the Shareholders and, on behalf of HoldCo, by the President of HoldCo, to the effect set forth in this Section 6.2 with respect to such performance and compliance.

      Each document required to be delivered pursuant to Section 1.3 must have been delivered to Purchaser.

  Additional Documentation. HoldCo and the Shareholders shall have delivered to Purchaser such other documents as Purchaser may reasonably request for the purpose of (i) evidencing the accuracy of any of HoldCo's and Shareholders' representations and warranties, (ii) evidencing the performance by any Shareholder of, or the compliance by HoldCo and any Shareholder with, any covenant or obligation required to be performed or complied with by the HoldCo or such Shareholder, (iii) evidencing the satisfaction of any condition referred to in Section 1.3 or this Section 6, or (iv) otherwise facilitating the consummation or performance of the Acquisition.

  No Proceedings. Since the date of this Agreement, there must not have been commenced or threatened against Purchaser, or against any person affiliated with Purchaser, any proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, the Acquisition, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the Acquisition.

  No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or threatened by any person any claim asserting that such person (i) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in HoldCo, or (ii) is entitled to all or any portion of the Purchase Price payable for the Shares.

  Additional Shareholders. Any persons acquiring shares of HoldCo after the date hereof but prior to the Closing Date shall have become parties to this Agreement by executing a counterpart of this Agreement in accordance with Section 9.9.

  FIRPTA Statement. HoldCo shall deliver to Purchaser a properly executed statement in a form reasonably acceptable to Purchaser for purposes of satisfying Purchaser's obligations under Treasury Regulation Section 1.1445- 2(c)(3).

  Consents and Contract Modifications. HoldCo and/or the Company shall have used commercially reasonable efforts to deliver to the Purchaser all of the consents and approvals and contract modifications set forth in Section 6.2(h) of the Disclosure Letter, in form and substance satisfactory to the Purchaser.

  Joint Venture Amendment. HoldCo and/or the Company shall have delivered to Purchaser the letter agreement, amending the joint venture agreement, duly executed by Amplus, the joint venture partner.

  APG Stock Purchase Documentation. Purchaser shall have reviewed and approved in all respects the content of the APG Stock Purchase Agreement and related agreements and disclosure schedules.

  Lien Release. Bank of the West shall have released its lien against HoldCo and shall have released HoldCo from all liabilities and obligations, or otherwise terminated HoldCo's obligations, under any agreement with Bank of the West relating to the credit agreement, letter of credit financings or other debt financings to which HoldCo is a party.

  Bond Authorities. The bond authorities who financed the Fremont and Logan real estate projects shall have released HoldCo from all liabilities and obligation or otherwise terminated all of HoldCo's obligations, under any agreement with such authorities to which HoldCo is a party, or Ardenwood LLC ("Ardenwood") shall have agreed, on terms and conditions reasonably acceptable to Purchaser, (a) to indemnify, defend and hold HoldCo harmless from all liability to such bond authorities thereunder, (b) if Ardenwood sells or otherwise transfers to an unaffiliated third party either of the Fremont or Logan real estate projects, it will at or prior to such sale, (i) cause the applicable bond authority to release HoldCo from all liabilities and obligations, or otherwise terminate all of HoldCo's obligations, under any agreement with such authority or (ii) pay off the bonds as to the applicable project and (c) if the Company desires to vacate either of the real estate projects or change its use of such projects in a manner which would violate the terms of the applicable bond agreements, but would not violate the Company's lease of such project, and the Company has provided Ardenwood with not less than six (6) months prior written notice of such intent, Ardenwood will, at or prior to the expiration of such notice period, (i) obtain a written waiver of such violation from the applicable bond authority, (ii) cause the applicable bond authority to release HoldCo from all liabilities and obligations, or otherwise terminate all of HoldCo's obligations, under any agreement with such authority or (iii) pay off the bonds as to the applicable project, all of which obligations will be binding upon any successor or assign of Ardenwood or the applicable property, so long as the bonds as to such property remain outstanding.  Such agreement will also provide that neither HoldCo nor the Company shall intentionally default under such agreements (except as provided in subpart (c) above) and (ii) nothing in such agreement shall in any way amend or constitute a waiver of any of the Company's obligations under its leases of the projects.

Section 6.3.  Additional Conditions to the Obligations of Shareholders .  Shareholders' obligation to sell the Shares and to take the other actions required to be taken by Shareholders at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Shareholders, in whole or in part):

  Representations and Warranties. All of Purchaser's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements. Purchaser shall have delivered a certificate, signed by the President or any Vice President of Purchaser, to the effect set forth in this Section 6.3(a).

  Purchaser's Performance.

      All of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects. Purchaser shall have delivered a certificate, signed by the President or any Vice President of Purchaser, to the effect set forth in this Section 6.3(b).

      Each document required to be delivered by Purchaser pursuant to Section 1.3 must have been delivered.

  Additional Documentation. Purchaser must have caused the following documents to be delivered to Shareholders and such other documents as Shareholders may reasonably request for the purpose of (i) evidencing the accuracy of any representation or warranty of Purchaser, (ii) evidencing the performance by Purchaser of, or the compliance by Purchaser with, any covenant or obligation required to be performed or complied with by Purchaser, (iii) evidencing the satisfaction of any condition referred to in this Section 6, or (iv) otherwise facilitating the consummation of the Acquisition.

ARTICLE 7
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 7.1.  Survival of Representations, Warranties and Certain Indemnification Obligations .  HoldCo's and the Shareholders' representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate on the 18-month anniversary of the Closing, except the representations in Section 2.9, Section 2.18 and Section 2.19 which shall terminate on the 30-month anniversary of the Closing. To the extent that a claim for indemnification has been made pursuant to Section 7.4 (including the delivery of a Claim of Notice) prior to the end of the applicable survival period that could affect the accuracy of any representation or warranty, such representation or warranty shall continue to survive until the claim is resolved. All of the Purchaser's representations and warranties contained herein or in any instrument delivered pursuant to this Agreement shall terminate at the Closing.

Section 7.2.  Indemnification . General Indemnification by Shareholders. The Shareholders shall jointly and severally indemnify and hold the Purchaser, and its officers, directors and affiliates (including HoldCo and the Company after the Closing) (the "Purchaser Indemnified Parties"), harmless against all claims, losses (including, without limitation, claims for lost profits), liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys' fees and expenses of investigation and defense (hereinafter individually, a "Loss" and collectively "Losses") related to HoldCo, the Company or the Shareholders (without regard to any relationship or affiliation Shareholders may have with the Company) which are incurred by the Purchaser Indemnified Parties, directly or indirectly, as a result of (1) any inaccuracy or breach of a representation or warranty of HoldCo or the Shareholders contained in this Agreement or in any instrument or certificate executed and delivered by HoldCo or the Shareholders to the Purchaser pursuant to this Agreement (excluding, however, the representations in Section 2.18 hereof which are covered by Section 7.3(b) below and the representation in Section 2.9 hereof which are covered by Section 7.2(5) below), (2) any failure by HoldCo or the Shareholders to perform or comply with any covenant contained in this Agreement, (3) any failure by APG Buyer to perform or comply with any covenant or obligation contained in the APG Stock Purchase Agreement, (4) claims and litigation against HoldCo relating to the Carmel Valley real estate, (5) any breach of the representations set forth in Section 2.9 to the extent that any Losses related thereto result from a government taxing authority audit of HoldCo or the Company, or any of their respective subsidiaries, or (6) dissolution of any inactive subsidiaries of HoldCo or the Company prior to Closing; provided however that indemnification for the Indemnified IP Matters set forth in Section 7.3(a) below and indemnification for the Indemnified Environmental Matters set forth in Section 7.3(b) below shall be exclusively governed by such provisions and not by this Section 7.2. The Shareholders shall not have any right of contribution from HoldCo or Company with respect to breach of any of the representations and warranties Shareholders and HoldCo have jointly and severally made hereunder or any Loss claimed by the Purchaser Indemnified Parties. Notwithstanding the foregoing, no Purchaser Indemnified Party shall be entitled to indemnification for any Losses hereunder until the aggregate amount of all Losses under all claims of all Purchaser Indemnified Parties shall exceed One Hundred Thousand Dollars ($100,000) (the "Basket"), at which time all Losses incurred shall be subject to indemnification hereunder in full including the amount of the Basket; provided, however, that Indemnified IP Matters and Indemnified Environmental Matters shall not be subject to the Basket; provided, further, that the Basket shall not apply to Losses hereunder with respect to the Carmel Valley claims and litigation ("Carmel Valley Claims"); provided, further, that Losses subject to indemnification hereunder pursuant to Section 7.2(5) above shall not be subject to the Basket with respect to indemnification claims made pursuant to a Claim Notice that is delivered after the 18-month anniversary of the Closing Date; and provided, further, that Losses relating to or arising from Indemnified IP Matters and Indemnified Environmental Matters shall not count toward determining whether the Basket amount has been exceeded. Indemnification of Purchaser against the Carmel Valley claims and litigation shall be made on a "dollar-one" basis.

Section 7.3.  Special Indemnification.

  IP Indemnification. The Shareholders shall jointly and severally release, defend, indemnify and hold the Purchaser Indemnified Parties harmless against any Loss or Losses related to HoldCo, the Company or the Shareholders without regard to any relationship or affiliation with the Company which are incurred by the Purchaser Indemnified Parties, directly or indirectly, as a result of (i) any breach of the representations set forth in Section 2.19 or (ii) the Specific IP Matter (subsections (i) and (ii) of this Section 7.3(a) together referred to herein as the "Indemnified IP Matters"). Notwithstanding the foregoing, no Purchaser Indemnified Party shall be entitled to indemnification for any Losses hereunder until the aggregate amount of all Losses under all claims of all Purchaser Indemnified Parties shall exceed Fifty Thousand Dollars ($50,000) (the "IP Basket"), at which time all Losses incurred shall be subject to indemnification hereunder in full including the amount of the IP Basket; provided, however, that the IP Basket shall not apply to Losses hereunder with respect to the claim disclosed on Section 7.3(a) of the Disclosure Letter and any related litigation (the "Specific IP Matter") and provided, further, that Losses with respect to the Specific IP Matter shall not count toward determining if the IP Basket has been exceeded. Indemnification of Purchaser against the Specific IP Matter shall be made on a "dollar-one" basis.

  Environmental Indemnification. The Shareholders shall jointly and severally release, defend, indemnify and hold the Purchaser Indemnified Parties harmless against any Loss or Losses related to HoldCo, the Company or the Shareholders without regard to any relationship or affiliation with the Company which are incurred by the Purchaser Indemnified Parties, directly or indirectly, as a result of (i) any breach of the representations set forth in Section 2.18 hereof or (ii) any Environmental Claims of a Governmental Entity or third party relating to the existence of Hazardous Materials in, on, under, about (including migrating to or from) that certain real property disclosed in Section 7.3(b) of the Disclosure Letter (subsections (i) and (ii) of this Section 7.3(b) together referred to herein as the "Indemnified Environmental Matters"). Notwithstanding the foregoing, no Purchaser Indemnified Party shall be entitled to indemnification for any Losses hereunder until the aggregate amount of all Losses under all claims of all Purchaser Indemnified Parties shall exceed Fifty Thousand Dollars ($50,000) (the "Environmental Basket"), at which time all Losses incurred shall be subject to indemnification hereunder in full including the amount of the Environmental Basket; provided, however, that the Environmental Basket shall not apply to Losses hereunder with respect to the environmental claims made or which may be made regarding the claim disclosed on Section 7.3(b) of the Disclosure Letter and any related litigation (the "Specific Environmental Claims") and provided, further, that Losses with respect to the Specific Environmental Claims shall not count toward determining if the Environmental Basket has been exceeded. Indemnification of Purchaser against the Specific Environmental Claims shall be made on a "dollar-one" basis. The indemnities in this Article 7 for any breach of the representations set forth in Section 2.18 above are not intended to apply to: (i) the costs and expenses for an environmental audit voluntarily performed by or on behalf of any Purchaser Indemnified Party (except as resulting from a claim, investigation or settlement of a claim, or contractual requirement of a third party or requirement of a Governmental Authority); or (ii) the ordinary costs of decommissioning the operations of HoldCo, the Company or any of their subsidiaries (including, by way of example, removal, decontamination and disposal of equipment and piping and approval of the decommissioning by the Certified Unified Program Agency) from those operations that are undertaken by any of the Purchaser Indemnified Parties following the Closing Date, excluding (so that the indemnity applies to) decontamination and disposal of any such equipment not used by any Purchaser Indemnified Parties following the Closing Date, and disposal of any stored Hazardous Materials remaining on any property operated by any Purchaser Indemnified Party as of the Closing Date, and operations of the APG.

Section 7.4.  Indemnification Procedures.

  Maximum Payments. Except in cases of fraud by Shareholders, HoldCo or Company in connection with the transactions contemplated by this Agreement (the "Excluded Breaches"), the maximum amount the Purchaser Indemnifying Parties may recover from the Shareholders pursuant to the indemnification obligations set forth in Section 7.2 and 7.3 for all Losses suffered or incurred by such parties shall be limited to (i) the General Escrow in the aggregate (including the Tax Escrow) with respect to the indemnification set forth in Section 7.2, (ii) the IP Escrow for the Indemnified IP Matters, and (iii) Environmental Escrow for the Indemnified Environmental Matters. The amount that the Purchaser Indemnified Parties may recover from the Shareholders pursuant to the indemnification obligations set forth in Section 7.2 in respect of Losses suffered or incurred by such parties arising out of or resulting from any Excluded Breach shall not be so limited. No investigation performed by Purchaser or knowledge acquired by Purchaser shall affect Purchaser's indemnification rights, payment of damages or other remedies.

  Sole Remedy. Except for cases of fraud, the sole and exclusive remedy of the Purchaser Indemnified Parties with respect to the matters described in Sections 7.2 and 7.3 shall be the indemnification provisions set forth therein, and, except for cases of fraud, the recourse to the applicable Escrow Fund (as defined below) shall be the sole remedy for such indemnification. Except for cases of fraud and rights and remedies conferred on Purchaser Indemnified Parties by virtue of the AP Purchase Agreement, the Non-Competition and Non-Solicitation Agreement, or the Shareholder Release, the indemnification provisions of this Article 7 shall be the exclusive remedy of the Purchaser Indemnified Parties for the recovery of any Losses arising out of this Agreement, the Merger Agreement, or the Escrow Agreement, and any certificate delivered by or on behalf of HoldCo or the Company or the Shareholders pursuant thereto.

  Procedure for Claims on the Escrow Account. A Purchaser Indemnified Party shall give the Shareholders' Representative notice of any matter which such Purchaser Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement (a "Claim Notice"), within 30 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Any failure to submit any such Claim Notice in a timely manner to the Shareholders' Representative shall not relieve the Shareholders of any liability hereunder, except to the extent the Shareholders are actually materially prejudiced by such failure. Any Claim Notice seeking indemnification prior to the Release Date (as defined in Section 7.6) shall also be delivered to the Escrow Agent. The procedures with respect to the resolution of any such claim by a Purchaser Indemnified Party shall be as set forth in the Escrow Agreement.

  Third Party Claims. The obligations and liabilities of the Shareholders under this Article 7 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article 7 ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if a Purchaser Indemnified Party shall receive notice of any Third Party Claim, such Purchaser Indemnified Party shall give the Shareholders' Representative prompt notice of such Third Party Claim, and in any case within 14 days of the receipt by the Purchaser Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Shareholders from any of their obligations under this Article 7 except to the extent the Shareholders are actually materially prejudiced by such failure and shall not relieve the Shareholders from any other obligation or liability that they may have to any Purchaser Indemnified Party otherwise than under this Article 7. If the Shareholders' Representative acknowledges in writing the Shareholders' obligation to indemnify the Purchaser Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Shareholders' Representative shall be entitled to assume and control the defense of such Third Party Claim at the expense of the Shareholders using counsel of the Shareholders' Representative's choice (subject to the reasonable approval of Purchaser Indemnified Party) if the Shareholders' Representative gives notice of its intention to do so to the Purchaser Indemnified Party within five business days of the receipt of such notice from the Purchaser Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Purchaser Indemnified Party for the same counsel to represent both the Purchaser Indemnified Party and the Shareholders, then the Purchaser Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Purchaser Indemnified Party determines counsel is required, at the expense of the Shareholders. In all other cases, then the Purchaser Indemnified Party shall retain and control the defense of such Third Party Claim at the expense of the Shareholders using counsel of the Purchaser Indemnified Party's choice (subject to the reasonable approval of HoldCo), subject to the reasonable approval of HoldCo. In the event the Shareholders' Representative exercises its right to undertake any such defense against any such Third Party Claim as provided above, the Purchaser Indemnified Party shall cooperate with the Shareholders' Representative in such defense and make available to the Shareholders' Representative, at the Shareholders' expense, all witnesses, pertinent records, materials and information in the Purchaser Indemnified Party's possession or under the Purchaser Indemnified Party's control relating thereto as is reasonably required by the Shareholders' Representative. Similarly, in the event the Purchaser Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Shareholders shall cooperate with the Purchaser Indemnified Party in such defense and make available to the Purchaser Indemnified Party, at the Shareholders' expense, all such witnesses, records, materials and information in the Shareholders' possession or under the Shareholders' control relating thereto as is reasonably required by the Purchaser Indemnified Party. Such Third Party Claim may not be settled by the Shareholders' Representative without the written consent of the Purchaser Indemnified Party, which consent will not be unreasonably withheld or delayed, or by the Purchaser Indemnified Party without the written consent of the Shareholders' Representative, which consent will not be unreasonably withheld or delayed.

  Certain Limitations. The amount of any Losses for which indemnification is provided hereunder shall be net of any amounts actually recovered by the indemnified party from third parties (including amounts actually recovered under insurance policies and tax benefits actually realized) with respect to such Losses.

Section 7.5.  Escrow Funds.

  General Escrow Fund. Any payment of indemnification required to be made pursuant to Section 7.2 will be made exclusively out of the General Escrow Fund (as hereinafter defined) then held by the Escrow Agent. The "General Escrow Fund" shall mean the General Escrow Amount, as such sum may be decreased as provided in the Escrow Agreement and in this Article 7.

  IP Escrow Fund. Any payment of indemnification required to be made pursuant to Section 7.3(a) will be made exclusively out of the IP Escrow Fund (as hereinafter defined) then held by the Escrow Agent. The "IP Escrow Fund" shall mean the IP Escrow Amount, as such sum may be decreased as provided in the Escrow Agreement and in this Article 7.

  Environmental Escrow Fund. Any payment of indemnification required to be made pursuant to Section 7.3(b) will be made exclusively out of the Environmental Escrow Fund (as hereinafter defined) then held by the Escrow Agent. The "Environmental Escrow Fund" shall mean the Environmental Escrow Amount, as such sum may be decreased as provided in the Escrow Agreement and in this Article 7.

  Generally. The General Escrow, the Tax Escrow Fund, the IP Escrow and the Environmental Escrow are referred to herein generically as each an "Escrow Fund."

Section 7.6.  Distribution of Escrow Funds .

  General Escrow Fund. On the 18-month anniversary of the Closing Date (the "General Release Date"), the Purchaser and the Shareholders' Representative shall direct the Escrow Agent to release to each of the Shareholders their Pro Rata Portion of the remaining amount of the General Escrow Fund; provided however, that $500,000 shall remain in the General Escrow Fund and shall not be released to the Shareholders until the 30-month anniversary of the Closing Date in accordance with Section 7.6(b) below (the "Tax Escrow Fund"); provided, further, however, that the remaining amount in the General Escrow Fund on the General Release Date shall not be distributed to the extent of the aggregate amount of all Losses specified in any then unresolved good faith indemnification claims made by any Purchaser Indemnified Party pursuant to Section 7.2 prior to the General Release Date. The Shareholders and the applicable Purchaser Indemnified Party shall negotiate in good faith to determine the amount of such unresolved claims and in the event the parties cannot reach an agreement on the amount of such claim within sixty days following the General Release Date, the amount shall be determined by arbitration in accordance with the provisions of Section 7(b) of the Escrow Agreement. To the extent that on the General Release Date any amount has been reserved and withheld from distribution from the General Escrow Fund on such date on account of an unresolved claim for indemnification and, subsequent to the General Release Date, such claim is resolved, the parties shall immediately direct the Escrow Agent to (i) release to the applicable Purchaser Indemnified Party the amount of Loss, if any, due in respect of such claim as finally determined, and (ii) release to each Shareholder an amount equal to such Shareholders Pro Rata Portion of the excess, if any, remaining in the General Escrow Fund after the payments, if any, pursuant to the foregoing clause (i).

  Tax Escrow Fund. On the 30-month anniversary of the Closing Date (the "Tax Release Date"), the Purchaser and the Shareholders' Representative shall direct the Escrow Agent to release to each of the Shareholders their Pro Rata Portion of the remaining amount of the Tax Escrow Fund; provided however, that the remaining amount in the Tax Escrow Fund on the Tax Release Date shall not be distributed to the extent of the aggregate amount of all Losses specified in any then unresolved good faith indemnification claims made by any Purchaser Indemnified Party pursuant to Section 7.2 prior to the 30-month anniversary of the Closing Date (the "Tax Claims Bar Date"). The Shareholders and the applicable Purchaser Indemnified Party shall negotiate in good faith to determine the amount of such unresolved claims and in the event the parties cannot reach an agreement on the amount of such claim within sixty days following the Tax Release Date, the amount shall be determined by arbitration in accordance with the provisions of Section 7(b) of the Escrow Agreement. To the extent that on the Tax Release Date any amount has been reserved and withheld from distribution from the Tax Escrow Fund on such date on account of an unresolved claim for indemnification and, subsequent to the Tax Release Date, such claim is finally resolved, the parties shall immediately direct the Escrow Agent to (i) release to the applicable Purchaser Indemnified Party the amount of Loss, if any, due in respect of such claim as finally determined, and (ii) release to each Shareholder an amount equal to such Shareholders Pro Rata Portion of the excess, if any, remaining in the Tax Escrow Fund after the payments, if any, pursuant to the foregoing clause (i).

  IP Escrow Fund. On the later of the 30-month anniversary of the Closing Date and the date on which the Specific IP Matter is finally disposed of (the "IP Release Date"), the Purchaser and the Shareholders' Representative shall direct the Escrow Agent to release to each of the Shareholders their Pro Rata Portion of the remaining amount of the IP Escrow Fund; provided however, that the remaining amount in the IP Escrow Fund on the Release Date shall not be distributed to the extent of the aggregate amount of all Losses specified in any then unresolved good faith indemnification claims made by any Purchaser Indemnified Party pursuant to Section 7.3(a) prior to the 30-month anniversary of the Closing Date (the "IP Claims Bar Date"). The Shareholders and the applicable Purchaser Indemnified Party shall negotiate in good faith to determine the amount of such unresolved claims and in the event the parties cannot reach an agreement on the amount of such claim within sixty days following the IP Release Date, the amount shall be determined by arbitration in accordance with the provisions of Section 7(b) of the Escrow Agreement. To the extent that on the IP Release Date any amount has been reserved and withheld from distribution from the IP Escrow Fund on such date on account of an unresolved claim for indemnification and, subsequent to the IP Release Date, such claim is finally resolved, the parties shall immediately direct the Escrow Agent to (i) release to the applicable Purchaser Indemnified Party the amount of Loss, if any, due in respect of such claim as finally determined, and (ii) release to each Shareholder an amount equal to such Shareholders Pro Rata Portion of the excess, if any, remaining in the IP Escrow Fund after the payments, if any, pursuant to the foregoing clause (i).

  Environmental Escrow Fund. On the later of the 30-month anniversary of the Closing Date and the date on which the Specific Environmental Claims are finally disposed of (the "Environmental Release Date"), the Purchaser and the Shareholders' Representative shall direct the Escrow Agent to release to each of the Shareholders their Pro Rata Portion of the remaining amount of the Environmental Escrow Fund; provided however, that the remaining amount in the Environmental Escrow Fund on the Environmental Release Date shall not be distributed to the extent of the aggregate amount of all Losses specified in any then unresolved good faith indemnification claims made by any Purchaser Indemnified Party pursuant to Section 7.3(b) prior to the 30-month anniversary of the Closing Date (the "Environmental Claims Bar Date"). The Shareholders and the applicable Purchaser Indemnified Party shall negotiate in good faith to determine the amount of such unresolved claims and in the event the parties cannot reach an agreement on the amount of such claim within sixty days following the Environmental Release Date, the amount shall be determined by arbitration in accordance with the provisions of Section 7(b) of the Escrow Agreement. To the extent that on the Environmental Release Date any amount has been reserved and withheld from distribution from the Environmental Escrow Fund on such date on account of an unresolved claim for indemnification and, subsequent to the Environmental Release Date, such claim is finally resolved, the parties shall immediately direct the Escrow Agent to (i) release to the applicable Purchaser Indemnified Party the amount of Loss, if any, due in respect of such claim as finally determined, and (ii) release to each Shareholder an amount equal to such Shareholders Pro Rata Portion of the excess, if any, remaining in the Environmental Escrow Fund after the payments, if any, pursuant to the foregoing clause (i).

  The General Release Date, the Tax Release Date, the IP Release Date and the Environmental Release Date are generically referred to each as a "Release Date."

Section 7.7.  Shareholders' Representative .

  By executing this Agreement, the Shareholders shall have appointed Joseph J. Lazzara (the "Shareholders' Representative") as their agent and attorney in fact to give and receive notices and communications, to appoint the Escrow Agent, to execute the Escrow Agreement, to authorize payment to the Purchaser of cash from the applicable Escrow Fund in satisfaction of claims by the Purchaser, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (a) necessary or appropriate in the judgment of the Shareholders' Representative for the accomplishment of the foregoing, or (b) specifically mandated by the terms of this Agreement. Any vacancy in the position of Shareholders' Representative may be filled by the holders of a majority in interest of the Escrow Funds. No bond shall be required of the Shareholders' Representative and the Shareholders' Representative shall not receive compensation for its services. Notices or other communications to or from the Shareholders' Representative shall constitute notice to or from the Shareholders.

  The Shareholders' Representative shall not be liable for any act done or omitted hereunder as the Shareholders' Representative while acting in good faith and in the exercise of reasonable judgment. The Shareholders on whose behalf the Escrow Amounts were was contributed to the Escrow Funds shall indemnify the Shareholders' Representative and hold the Shareholders' Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Shareholders' Representative and arising out of or in connection with the acceptance or administration of the Shareholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholders' Representative. After all claims for Losses by the Purchaser set forth in Claim Notices delivered to the Escrow Agent and the Shareholders' Representative has been satisfied, or reserved against, the Shareholders' Representative, with the consent of the majority in interest in the Escrow Funds, may recover from the Escrow Fund on the Release Date (prior to the distribution of the Escrow Funds to the Shareholders pursuant to Section 7.6) payments not yet paid for any expenses incurred in connection with the Shareholders' Representative's representation hereby.

  A decision, act, consent or instruction of the Shareholders' Representative shall constitute a decision of the Shareholders and shall be final, binding and conclusive upon the Shareholders; and the Escrow Agent and the Purchaser may rely upon any such decision, act, consent or instruction of the Shareholders' Representative as being the decision, act, consent or instruction of the Shareholders. The Escrow Agent and the Purchaser are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Representative.

  Subject to the Purchaser's prior claims for indemnification against the Escrow Funds, the Shareholders' Representative shall be entitled to receive payment for its reasonable and documented expenses therefrom, prior to any payments to the Shareholders.

ARTICLE 8
TERMINATION; WAIVER AND AMENDMENT

Section 8.1.  Termination .  Except as provided in Section 8.2 below, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing:

  by mutual consent of HoldCo, the Shareholders and Purchaser;

  by Purchaser or HoldCo if: (i) the Closing has not occurred by September 30, 2006; (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Acquisition; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition by any governmental entity that would make consummation of the Acquisition illegal;

  by Purchaser if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of HoldCo or any Shareholder and such breach has not been cured within five (5) business days after written notice to HoldCo or the Shareholder (provided, that, no cure period shall be required for a breach which by its nature cannot be cured);

  by HoldCo if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchaser and such breach has not been cured within five (5) business days after written notice to Purchaser (provided, that, no cure period shall be required for a breach which by its nature cannot be cured); or

  by either HoldCo or the Purchaser if either of the Merger Agreement or the AP Asset Purchase Agreement is terminated.

Where action is taken to terminate this Agreement pursuant to this Section 8.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

Section 8.2.  Effect of Termination .  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, HoldCo or Shareholders, or their respective officers, directors or shareholders, provided, that, each party shall remain liable for any breaches of this Agreement prior to its termination; and provided, further, that the provisions of Sections 5.1 and 5.2, this Article 8 and Article 9 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

Section 8.3.  Waiver; Amendment .

  The Purchaser may (i) extend the time for the performance of or waive any of the obligations or other acts of the Shareholders contained herein, or (ii) waive any inaccuracies in the representations and warranties of the Shareholders or HoldCo contained herein or in any document delivered by the Shareholders or HoldCo pursuant hereto. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Purchaser.

  The Shareholders may (i) extend the time for the performance of any of the obligations or other acts of the Purchaser contained herein, or (ii) waive any inaccuracies in the representations and warranties of the Purchaser contained herein or in any document delivered to the Shareholders by the Purchaser pursuant hereto. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Shareholder's Representative.

  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

This Agreement may not be amended, restated, supplemented or otherwise modified except by an instrument in writing signed by the Purchaser and the Shareholders.

Section 8.4.  Profit Capture .

  If the Merger Agreement is terminated pursuant to Section 7.1(d) or 7.1(e) of the Merger Agreement (a "Triggering Termination") under circumstances that give rise to the obligation of the Company to pay the Termination Fee under Section 7.3(b) of the Merger Agreement and any of a Shareholder's Shares are sold, transferred, exchanged, canceled or disposed of, or any of HoldCo's shares of capital stock of the Company are sold, transferred, exchanged, canceled or disposed of, in connection with, or as a result of, any Acquisition that is in existence on, or that has been otherwise made prior to, the nine month anniversary of the date of the Triggering Termination (an "Alternative Disposition") then, within three business days after the closing of such Alternative Disposition, such Stockholder (or HoldCo, as applicable) shall tender and pay to, or shall cause to be tendered and paid to, Purchaser, or its designee, in immediately available funds, the Profit realized from such Alternative Disposition. As used in this Section 8.4(a), "Profit" shall mean an amount equal to the excess, if any, of (i) the Alternative Transaction Consideration over (ii) the Current Transaction Consideration. As used in this Section 8.4, "Alternative Transaction Consideration" shall mean all cash, securities, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by such Stockholder and his affiliates in connection with or as a result of such Alternative Disposition or any agreements or arrangements entered into, directly or indirectly, by such Stockholder or any of his affiliates as a part of or in connection with the Alternative Disposition (excluding any employment agreement or consulting agreement, and including any non-competition agreement, confidentiality agreement, settlement agreement and/or release agreement only if separate consideration is expressly set forth and allocated to such agreements in the Alternative Disposition transaction documents). As used in this Agreement, "Current Transaction Consideration"shall mean all amounts payable directly or indirectly by Purchaser to the Stockholder in respect of his Shares pursuant to Section 1.3(d) of this Agreement. As used in this Section 8.4, "Acquisition" shall refer to the definition in the Merger Agreement.

  For purposes of determining Profits under this Section 8.4, consideration received or to be received by HoldCo in an Alternative Disposition or Second Transaction (as defined below) in consideration of shares of capital stock of the Company held by HoldCo shall be deemed to be received by the Shareholders pro-rata in accordance with their relative share ownership in HoldCo. For purposes of determining Profits under this Section 8.4: (i) all non-cash items shall be valued based upon the fair market value thereof as determined by an independent expert selected by Purchaser, (ii) all deferred payments or consideration shall be discounted to reflect a market rate of net present value thereof as determined by the above- referenced independent expert, (iii) all contingent payments will be assumed to have been paid and (iv) if less than all of a Shareholder's Shares are subject to the Alternative Disposition, then the Current Transaction Consideration shall be deemed to be an amount equal to the Current Transaction Consideration multiplied by a fraction, the numerator of which is the number of such Shareholder's Shares sold, transferred, exchanged, canceled or disposed of in such Alternative Disposition and the denominator of which is the total number of such Shareholder's Shares. In the event any contingent payments included in the determination of Profits ultimately are not paid pursuant to an Alternative Disposition, then Purchaser shall reimburse such Shareholder for any amounts paid to Purchaser hereunder in respect of such uncollected contingent payments promptly after receipt of written notice of such non- payment.

  In the event that, after the date of this Agreement, pursuant to Section 5.3(b)(iii) of the Merger Agreement, Purchaser agrees with the Company and/or the Shareholders to increase the dollar amount of the consideration to be paid (or deemed paid) by Purchaser for the Shares (a "Second Transaction"), then, as may be requested by Purchaser, (i) the Shareholders shall, and each shall cause each of its affiliates who Beneficially Own any of such Shareholder's Shares, to either execute and deliver to Purchaser such documents or instruments as may be necessary to waive the right to receive the amount of such increase to the extent that such increase would result in any Profit or (ii) the Shareholders shall each tender and pay, or cause to be tendered and paid, to Purchaser, or its designee, in immediately available funds and promptly after receipt thereof, the Profit realized from such Second Transaction. As used in this Section 8.4(c),  "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) including pursuant to any agreement, arrangement or understanding, whether or not in writing (without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person (as defined in the Merger Agreement) shall include securities Beneficially Owned by all other persons (who are affiliates of such person) who together with such person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act), and "Profit" shall mean an amount equal to the excess, if any, of (y) the Second Transaction Consideration over (z) the Current Transaction Consideration. As used in this Agreement, "Second Transaction Consideration" shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by the Shareholders and their affiliates in connection with or as a result of the Second Transaction or any agreements or arrangements entered into, directly or indirectly, by a Shareholder or any of his affiliates with the Company as a part of or in connection with the Second Transaction (excluding any employment agreement or consulting agreement, and including any non-competition agreement, confidentiality agreement, settlement agreement and/or release agreement only if separate consideration is expressly set forth and allocated to such agreements in the Second Transaction transaction documents).

ARTICLE 9
GENERAL PROVISIONS

Section 9.1.  Notices .  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by messenger service, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

  if to the Purchaser, to:

  Omron Management Center of America, Inc.
  East Commerce
  Schaumburg, Illinois 60045
  Attention: President
  Telephone No.: (847) 843-7852
  Facsimile No: (847) 884-1866

  with a copy to:

  Enterprise Law Group, LLP
  Three First National Plaza
  70 West Madison St., Suite 740
  Chicago, Illinois 60602
  Attention: Steven K. Sims, Esq.
  Telephone No.: (312) 578-0200
  Facsimile No: (312) 578-0202

  if to HoldCo, the Company or the Shareholders, to:

  Scientific Technology Incorporated
  6550 Dumbarton Circle
  Fremont, California 94555
  Attention: Joseph J. Lazzara, President and Chief Executive Officer
  Telephone No.: (510) 608-3400
  Facsimile No: (510) 744-1442

  with a copy to:

  Wilson Sonsini Goodrich & Rosati, P.C.
  701 Fifth Avenue, Suite 5100
  Seattle, Washington 98104
  Attention: Christian E. Montegut, Esq.
  Telephone No: (206) 883-2500
  Facsimile No.: (206) 883-2699

Section 9.2.  Interpretation .  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "affiliate" when used herein shall mean, with respect to any specified person, any other person, that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. The word "person" when used herein shall mean any individual, partnership, firm, corporation, joint venture, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. For purposes of this Agreement, the term "knowledge" means, with respect to a party hereto, with respect to any matter in question, that, in case of an entity, any of the "officers" (as such term is defined in Rule 16a-1(f) promulgated under the Exchange Act) of such party, or, in case of an individual, such individual, has actual knowledge of such matter, after a reasonable inquiry of such advisor(s) or employee(s) of the party who would reasonably be expected to have actual knowledge of such matter.

Section 9.3.  Counterparts .  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 9.4.  Entire Agreement; Assignment .  This Agreement, the Exhibits hereto, the Disclosure Letter, the Escrow Agreement, the Non- Disclosure Agreement, the Merger Agreement, AP Purchase Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder (except Purchaser Indemnified Parties); and (c) shall not be assigned, by operation of law or otherwise, by the Shareholders.

Section 9.5.  Severability .  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.6.  Other Remedies .  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.7.  Governing Law .  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of any Delaware State court, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each of the parties hereto further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any Delaware State court, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.8.  Rules of Construction .  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.9.  Additional Shareholders .  persons acquiring shares of HoldCo after the date hereof but prior to the Closing Date may become parties to this Agreement by executing a counterpart of this Agreement, without any amendment of this Agreement, pursuant to this paragraph. Such persons shall become Shareholders for all purposes of this Agreement and shall be added to the list of Shareholders attached as Exhibit A.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed or caused this HoldCo Stock Purchase Agreement to be executed as of the date first written above.

Omron Management Center of America, Inc.

By: _____________________________

Tatsunosuke Goto

President

Scientific Technologies Incorporated

By: _____________________________

Joseph J. Lazzara

President, Chief Executive Officer and Treasurer

Scientific Technology Incorporated

By: _____________________________

Anthony R. Lazzara

President and Chairman

Shareholders' Representative

_____________________________

Joseph J. Lazzara